UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             ☒                         Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

The RBNZ has today finalised its changes to the capital adequacy framework in New Zealand. The changes reflect the RBNZ’s final decisions on the proposals outlined in the paper “Capital Review Paper 4: How much capital is enough?” released in December 2018.

The new framework includes the following key components:

•                                          Setting a Tier 1 capital requirement of 16% of risk weighted assets (RWA) for systemically important banks (including Westpac New Zealand Limited (WNZL)) and 14% for all other banks;

•                                          Additional Tier 1 capital (AT1) can comprise no more than 2.5% of the 16% Tier 1 capital requirement;

•                                          Eligible Tier 1 capital will comprise common equity and redeemable perpetual preference shares. Existing AT1 instruments will be phased out over a seven year period;

•                                          Maintaining the existing Tier 2 capital requirement of 2% of RWA; and

•                                          Recalibrating RWA for internal rating based banks, such as WNZL, such that aggregate RWA will increase to 90% of standardised RWA.

The RBNZ’s new capital regime will take effect from 1 July 2020, and banks will be given up to seven years to fully comply.

The new framework is broadly consistent with the RBNZ’s previously announced proposals although the implementation timetable has been extended and there has been allowance for other capital instruments to meet the new requirements.

Pro forma impact on WNZL

WNZL is already strongly capitalised with a Tier 1 capital ratio of 13.9% at 30 September 2019 based on the current RBNZ rules. On a pro forma basis, (including the new RWA and capital requirements) at 30 September 2019 and assuming a Tier 1 capital ratio of 16-17%, WNZL would require a further NZ$2.3-$2.9 billion of Tier 1 capital to meet the new requirements that are fully effective in 2027.

Pro forma impact on Westpac Group

For the Westpac Group, any change in the CET1 capital held by WNZL has no impact on the Group’s reported regulatory capital ratios on a Level 2 basis. These are the ratios that Westpac (along with all other banks) normally refer to when reporting the Group’s capital position.

At 30 September 2019, Westpac’s Level 1 CET1 capital ratio was 10.98%. Taking into account the Australian Prudential Regulatory Authority’s (APRA) recently proposed revisions to APS 111 Capital Adequacy: Measurement of Capital released on 15 October 2019(1), and assuming $2.5 billion of CET1 capital is raised from the Group’s previously announced capital raisings(2), Westpac’s Level 1 CET1 capital ratio would be 11.21% on a pro-forma basis at 30 September 2019.

Implementation of the RBNZ’s changes would then reduce Westpac’s Level 1 capital on a pro forma basis as at 30 September 2019 by NZ$1.2-$1.8 billion(3) (28-41 basis points reduction). This assumes that some of WNZL’s supplementary capital needs can be issued externally over time.

(1) APRA are proposing that equity investments in subsidiaries (including any Additional Tier 1 and Tier 2 capital investments in subsidiaries) will be risk weighted at 250%, up to a limit of 10% of Level 1 CET1 capital. Equity investments in excess of the 10% limit will be fully deducted from Level 1 CET1 capital in determining Level 1 capital ratios.

(2)  This includes a $2 billion institutional share placement which was completed on 5 November 2019. This also includes a share purchase plan which was targeted to raise approximately $500m, with shares expected to be issued on 11 December 2019.

(3)  Or A$1.1-$1.7b using the NZ$ to A$ exchange rate of $1.0791 as at 30 September 2019.

Index to Exhibits

Exhibit No.	Description

1	ASX Release — Reserve Bank of New Zealand (RBNZ) announces changes to the capital framework for New Zealand banks

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  Forward-looking statements are statements about matters that are not historical facts.  Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words to identify forward-looking statements.  These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report.  Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	December 5, 2019	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney